

September 14, 2010

By U.S. Mail and Facsimile to (011-822-2125-2293)

Pal Seung Lee
Chairman and Chief Executive Officer
Woori Finance Holdings Co., Ltd
203 Hoehyon-dong, 1-ga,
Chung-gu
Seoul 100-792, Korea

Re: Woori Finance Holdings Co., Ltd
Form 20-F for the Fiscal Year Ended December 31, 2009
File No. 1-31811

Dear Mr. Lee:

    We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2009

Selected Financial Information under Korean GAAP

Korean/US GAAP Reconciliation – MD&A, page 175

1. We note the significant impact the accounting for non-controlling interests (i.e. see Note 8) had on the equity reconciliation in 2009. Please provide us with additional information addressing the reasons the impact on equity was so

significant in 2009 and not in fiscal 2008 given that the Company appears to have held these ownership positions in both periods.

2. Explain to us in greater detail the reasons and basis as to why the 2006 activities relating to Daewoo Construction are still being reflected as a reconciling item (i.e. addressed in Note 9) which impact both net income and equity. In your response, also address the reasons why the net income adjustments in both 2008 and 2009 were not directionally consistent.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3426 if you have any questions regarding the above comments.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant